[redacted]

13011069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8 – 50796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PARETO SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET, 29TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. ANTONELLA SPAVENTA — (212) 829-4200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ANTONELLA SPAVENTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARETO SECURITIES INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

COO & DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Pareto Securities Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Pareto Securities Inc. (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pareto Securities Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 27, 2013

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 2,816,764
Due from broker	320,694
Fails to deliver	3,927,965
Receivable from customers	3,914,600
Receivable from affiliates	1,567,290
Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $645,172)	461,763
Prepaid taxes	8,745
Deferred tax asset	605,377
Security deposit	597,816
Other assets	128,015
TOTAL ASSETS	$ 14,349,029

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Fails to receive	$ 3,914,600
Payable to customers	3,927,965
Accounts payable and other liabilities	1,785,335
Current tax liability	269,693
TOTAL LIABILITIES	9,897,593
Liabilities subordinated to claims of general creditors	3,918,000
Stockholder's equity:	
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding	360,000
Additional paid-in capital	2,044,054
Accumulated deficit	(1,870,618)
TOTAL STOCKHOLDER'S EQUITY	533,436
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,349,029

The accompanying notes are an integral part of this financial statement.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pareto Securities Inc. (F/K/A Nordic Partners, Inc.) (the "Company") was incorporated in October 1997. On June 12, 2009, Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc. The Company was registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998 and operates as a broker/dealer registered with the Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish, and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule15a6 business agreements in place with the Stockholder in Oslo, Norway, and Evli Bank Plc in Helsinki, Finland. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions

Securities transactions and related commission revenue and expenses are recorded on the trade date basis.

Fee income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment, and improvements

Furniture, equipment, and improvements is stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax basis of assets and liabilities, that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2009, 2010, and 2011.

Fair value measurement

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and former stockholders in the normal course of business. Included in the financial statements are the following transactions with the Stockholder and the former stockholders as of and for the year ended December 31, 2012:

Subordinated loans (Note 4)	$ 3,918,000
Commissions	$ 7,018,810
Clearing and settlement fees	$ 1,320,350
Interest expense	$ 195,900

NOTE 2 RELATED PARTY TRANSACTIONS (continued)

The Company bears foreign currency risk on fee income derived from the Stockholder and the former stockholders. Gains or losses resulting from foreign currency transactions are included in operations.

NOTE 3 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined. The Company's contribution to the plan amounted to $57,610 for the year ended December 31, 2012.

NOTE 4 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2012, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Original Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2017
850,000	5%	November 24, 1998	December 31, 2017
850,000	5%	December 31, 1998	December 31, 2017
800,000	5%	August 28, 2001	December 31, 2016
568,000	5%	November 1, 2004	December 31, 2017
$ 3,918,000			

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2012, the Company has net capital of $1,082,423, which was $832,423 in excess of its required net capital of $250,000.

NOTE 6 LEASE COMMITMENTS

The Company is leasing premises at 150 East 52nd Street in New York City under an operating lease agreement that expires on April 30, 2019. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The following is a summary of minimum future rental payments under this lease:

Year Ending December 31,	Amount
2013	$ 597,816
2014	625,493
2015	639,331
2016	639,331
2017	639,331
Thereafter	852,441
Total	$ 3,993,743

Rent and occupancy expense was $41,029 for the year ended December 31, 2012, which included reimbursement of rent expense by the Stockholder for years 2011 and 2012, in the amounts of $342,182 and $343,033 respectively.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers (the principal clearing broker is the Stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2012 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

NOTE 8 INCOME TAXES

Significant components of the income tax (expense)/benefit are as follows:

Current Tax	Amount
FED	$ (247,994)
NYS	(2,350)
NYC	(1,501)
Total Current Tax Expense	(251,845)
Deferred Tax	
FED	556,262
NYS	(13,040)
NYC	24,045
Total Deferred Tax	567,267
Total Taxes	$ 315,422

The deferred tax asset of $605,377 is primarily attributed to a bonus accrual of $1,500,000 which is not expected to be paid prior to March 15th of 2013 and state and local net operating loss carryovers of approximately $1,055,477 which begin to expire in the year 2023.

NOTE 9 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2012 or during the year then ended, except as described in Note 7 above.

NOTE 10 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.